

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 6, 2010

Peter T.F.M. Wennink
Chief Financial Officer
ASML Holding N.V.
DE RUN 6501
5504 DR Veldhoven
The Netherlands

> **Re:** **ASML Holding N.V.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed January 29, 2010**
> **File No. 001-33463**

Dear Mr. Wennink:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief